# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Milestone Pharmaceuticals Inc., CIK 0001408443
CUSIP: 59935V107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1111 Dr. Frederik-Philips Boulevard,, Suite 420, Montreal, Quebec Canada (A8), H4M 2X6
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-020404
Filed by CIK 0002077247

## Reporting persons
- Trails Edge Capital Partners, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 9,017,880; shared voting power 0; sole dispositive power 9,017,880; shared dispositive power 0; aggregate amount beneficially owned 9,017,880 (9.9% of the class)
  Comment: See Item 4 for additional information.
- Trails Edge Biotechnology Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 9,017,880; shared voting power 0; sole dispositive power 9,017,880; shared dispositive power 0; aggregate amount beneficially owned 9,017,880 (9.9% of the class)
  Comment: See Item 4 for additional information.
- Ortav Yehudai: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,017,880; shared voting power 0; sole dispositive power 9,017,880; shared dispositive power 0; aggregate amount beneficially owned 9,017,880 (9.9% of the class)
  Comment: See Item 4 for additional information.

## Item 1. Issuer
Name of issuer: Milestone Pharmaceuticals Inc.
Address of issuer's principal executive offices: 1111 Dr. Frederik-Philips Boulevard, Suite 420, Montreal, A8, H4M 2X6

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G/A, to the Schedule 13G filed on July 21, 2025, is being filed by Trails Edge Capital Partners, LP, a Delaware limited partnership ("Trails Edge Capital"), Trails Edge Biotechnology Master Fund, LP, a Cayman Islands limited partnership ("Trails Edge Biotechnology"), and Ortav Yehudai ("Mr. Yehudai"). Trails Edge Capital is the investment manager to Trails Edge Biotechnology, and Mr. Yehudai is the Chief Investment Officer of Trails Edge Capital. Each of Trails Edge Capital, Trails Edge Biotechnology and Mr. Yehudai are referred to individually as a "Filer" and collectively as the "Filers".
Address of principal business office or, if none, residence: The address for each Filer is 3455 Peachtree Road NE, 5th Floor, Atlanta, GA 30326.
Citizenship: See Item 4 of the cover page of each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, each Filer may be deemed to beneficially own an aggregate of 9,017,880 common shares, no par value (the "Shares"), of Milestone Pharmaceuticals Inc. (the "Issuer"). The 9,017,880 Shares reported as beneficially owned on this Schedule 13G by each Filer consists of the following: (i) 3,833,333 Shares held directly by Trails Edge Biotechnology, and (ii) 5,184,547 Shares underlying Series A warrants (the "Series A Warrants") held directly by Trails Edge Biotechnology. The securities beneficially owned by each Filer excludes (i) 148,786 Shares underlying Series A Warrants, and (ii) 5,333,333 Shares underlying Series B warrants (the "Series B Warrants", and together with the Series A Warrants, the "Warrants"), each of which contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after the exercise, the holder (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates, including the other Filers) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants. As a result, Trails Edge Biotechnology beneficially owns 9.9% of the outstanding Shares of the Issuer as of September 30, 2025 (the "Event Date"). Trails Edge Capital, as the investment manager to Trails Edge Biotechnology, may be deemed to beneficially own these securities. Mr. Yehudai, as the Chief Investment Officer of Trails Edge Capital, exercises voting and investment discretion with respect to these securities and as such may be deemed to beneficially own 9.9% of the outstanding Shares of the Issuer as of the Event Date. Ownership percentages are based on 84,994,261 Shares reported as issued and outstanding as of August 12, 2025 in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025.
Percent of class: 9.9 %
Sole power to vote or to direct the vote: 9,017,880
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,017,880
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement dated as of July 21, 2025, by and between Trails Edge Capital Partners, LP, Trails Edge Biotechnology Master Fund, LP and Ortav Yehudai (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on July 21, 2025).

## Signatures
- Trails Edge Capital Partners, LP: By: Trails Edge Capital Partners, LLC, GP of Trails Edge Capital Partners, LP /s/ Ortav Yehudai, Ortav Yehudai / Chief Investment Officer of Trails Edge Capital Partners, LLC (11/14/2025)
- Trails Edge Biotechnology Master Fund, LP: By: Trails Edge GP, LLC, GP of Trails Edge Biotechnology Fund GP, LP, GP of Trails Edge Biotechnology Master Fund, LP /s/ Ortav Yehudai, Ortav Yehudai / Chief Investment Officer of Trails Edge GP, LLC (11/14/2025)
- Ortav Yehudai: /s/ Ortav Yehudai, Ortav Yehudai / Individual (11/14/2025)